

05010061

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

SUPPL

Randers, 22 July 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find enclosed information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 25/2005 of 22 July 2005
  - "Vestas receives order for 48 units of the V82-1.65 MW wind turbine to Australia".

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President (Tel.: +45 9730 8004).

Yours sincerely
Vestas Wind Systems A/S

Inge Lundgård Christensen
Legal Advisor



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 22 July 2005
Stock exchange announcement No. 25/2005

Vestas receives order for 48 units of the V82-1.65 MW wind turbine to Australia

The Vestas Group has received an order of 48 units of the V82-1.65 MW wind turbine for the Emu Downs Wind Farm, which will be located north of Perth in the Shire of Dandaragan, Western Australia.

The Emu Downs Wind Farm project comprises a full turnkey 79.2 MW wind farm to be delivered to a joint venture of two subsidiary companies of Stanwell Corporation Limited.

The order consists of delivery, installation and commissioning, remote control system as well as a two-year service and maintenance agreement.

Shipment of the turbines will begin in 2006 and commissioning of the wind power plant will take place during the second half of 2006.

"It is very satisfactory that the V82-1.65 MW wind turbine once again has proven its competitiveness in Australia," says Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S and continues: *"We are pleased to be awarded another large project in Australia. It clearly demonstrates Vestas' strong position on the market."*

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 15/2005 of 26 May 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, phone +45 97 30 00 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S